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                          November 15, 2021

       James Rosenstock
       Chief Financial Officer
       Infinite Acquisition Corp.
       660 Madison Avenue
       New York, New York 10065

                                                        Re: Infinite
Acquisition Corp.
                                                            Registration
Statement of Form S-1
                                                            Filed November 3,
2021
                                                            File No. 333-260699

       Dear Mr. Rosenstock:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

       FORM S-1 FILED ON NOVEMBER 3, 2021

       Exhibit 4.4, page 1

   1. We have completed our review of the warrant agreement filed as Exhibit 4.4 to your registration statement
and have no comments. We remind you that the company and its management are
responsible for the accuracy and adequacy of their disclosures, notwithstanding any
review, comments, action or absence of action by the staff.
              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement. You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you
       have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Peter S. Seligson, Esq.